

10035901

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51393

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: FTN Financial Securities Corp

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 Crossover Lane, Suite 150
(No. and Street)

Memphis (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allen Riggs (901) 435-7944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 20th Street North, STE 1800 (Address) Birmingham (City) AL (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allen Riggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of FTN Financial Securities Corp, as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.


BEVERLY R. TILLMAN
STATE OF TENNESSEE NOTARY PUBLIC
SHELBY COUNTY



Signature

Senior VP, Controller

Title



Notary Public

My Commission Expires October 5, 2013

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

X	(a)	Facing page
X	(b)	Statement of Financial Condition
	(c)	Statement of Income (Loss)
	(d)	Statement of Changes in Financial Condition
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
	(g)	Computation of Net Capital
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3–3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3).



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2009 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTN Financial Securities Corp as of December 31, 2009, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2010

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2009

Assets		
Cash and cash equivalents	$	78,217,899
Cash segregated for regulatory purposes		1,000,000
Securities owned, at market value		243,821,059
Securities purchased under agreements to resell		223,241,478
Receivable from customers		65,639,375
Receivable from brokers and dealers		33,723,305
Receivable from clearing organizations, net		2,174,563
Due from FTBNA, net		725,909
Accrued interest receivable		3,571,303
Furniture, equipment, and leasehold improvements, net		121,331
Deferred tax asset		695,004
Other assets		499,126
	$	653,430,352

Liabilities and Stockholder's Equity		
Securities sold, not yet purchased, at market value	$	221,707,216
Securities sold under agreement to repurchase		15,806,625
Short-term borrowings from third parties		5,000,000
Long-term secured borrowing		1,668,460
Payable to customers		52,619,139
Payable to brokers and dealers		31,725,461
Deferred tax liability		417,621
Accrued compensation and benefits		4,231,180
Accrued interest payable		2,956,755
Other accrued expenses		452,628
		336,585,085
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		118,658,448
Retained earnings		199,335,142
Accumulated other comprehensive loss		(1,149,323)
Total stockholder's equity		316,845,267
	$	653,430,352

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company also engages in investment banking services. The Company was capitalized on January 19, 1999 as a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the Financial Industry Regulatory Authority (FINRA), the Municipal Securities Rule Making Board, and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency.

(b) Resale and Repurchase Agreements

Transactions involving short-term purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are generally entered into with third-party broker/dealers. These agreements are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the Company's policy to obtain possession of the securities purchased under agreements to resell, consisting primarily of U.S. government securities and corporate bonds.

(c) Cash and Cash Equivalents

Cash and cash equivalents as presented in the statements of cash flows include cash on hand and due from banks and exclude cash segregated for regulatory purposes.

(d) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled and are valued at market value using quoted market prices as determined through third-party pricing services.

Securities owned and securities sold, not yet purchased are valued at market value.

(e) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Depreciation expense for furniture, fixtures, and equipment is computed over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the

(Continued)

lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(f) *Derivative Instruments*

The Company buys and sells securities for resale to customers. When these securities settle on a delay basis, they are considered forward contracts as free-standing derivative instruments. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies. Credit risk related to these transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures through the Asset Liability Committee of FHN.

(g) *Use of Estimates*

The preparation of the statement of financial condition in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(h) *Other*

The Company's financial instruments are either carried at fair value or considered to be stated at fair value due to their short-term nature.

(i) *Accounting Changes*

Effective September 30, 2009, the Company adopted the provisions of FASB Codification Update 2009-01 which creates ASC 105, *Generally Accepted Accounting Principles*. ASC 105 establishes the Financial Accounting Standards Board (FASB) Accounting Standards Codification (the Codification) as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of the statement of financial condition in conformity with GAAP, other than guidance used by the SEC. Under ASC 105, all guidance contained in the FASB Accounting Standards Codification carries an equal level of authority, with ASC 105 superseding all non-SEC accounting and reporting standards which existed as of its effective date. The effect of adopting the provisions of ASC 105 was immaterial to the Company. In accordance with ASC 105, all references to authoritative accounting standards have been revised to reflect their Codification citation.

Effective January 1, 2009, the Company adopted the provisions of the Codification update to ASC 815-10-50, *Derivatives and Hedging*, which provides amendments that enhance disclosures related to derivatives accounted for in accordance with ASC 815 and reconsiders existing disclosure requirements for such derivatives and any related hedging items.

The Company adopted the provisions of ASC 855, *Subsequent Events*, during 2009. ASC 855 establishes general standards of accounting for and disclosure of events that occur after the statement

of financial condition date but before the statement of financial condition is issued. The adoption of ASC 855 did not impact the statement of financial condition except for the disclosure in note 12. The Company evaluated all events or transactions that occurred after December 31, 2009, through February 26, 2010, the date the Company issued this statement of financial condition. During this period there we no material recognizable subsequent events that required recognition in our disclosures to the December 31, 2009 statement of financial condition except for the disclosure in note 12.

(j) ***Accounting Changes in Fair Value Measurements***

In April 2009, the FASB issued a Codification update to ASC 820-10, *Fair Value Measurements and Disclosures*, which provides factors that an entity should consider when determining whether a market for an asset is not active. If after evaluating the relevant factors, the evidence indicates that a market is not active, ASC 820-10 provides an additional list of factors that an entity must consider when determining whether the events and circumstances indicate that a transaction which occurred in such inactive market is orderly. ASC 820-10, as amended, requires that entities place more weight on observable transactions determined to be orderly and less weight for which there is insufficient information to determine whether the transaction is orderly when determining the fair value of an asset or liability. The Codification update to ASC 820-10 requires enhanced disclosures, including disclosure of a change in valuation technique which results from its application and disclosure of fair value measurements for debt and equity securities by major security types. The Company has applied the guidance provided in the Codification update to ASC 820-10 in its fair value measurements and the effects of adoption were not significant.

Effective January 1, 2009, the Company adopted the provisions of the Codification update to ASC 820 for existing fair value measurement requirements related to nonfinancial assets and liabilities which are recognized at fair value on a nonrecurring basis. The effective date for the application of ASC 820's measurement framework to such nonfinancial assets and liabilities was previously delayed under transitional guidance issued by the FASB. ASC 820, as amended, establishes a hierarchy to be used in performing measurements of fair value. Additionally, the updated provisions of ASC 820 emphasize that fair value should be determined from the perspective of a market participant while also indicating that valuation methodologies should first reference available market data before using internally developed assumptions. ASC 820, as amended, also provides expanded disclosure requirements regarding the effects of fair value measurements on the statement of financial condition. The effect of adopting the updated provisions of ASC 820 for nonfinancial assets and liabilities which are recognized at fair value on a nonrecurring basis on January 1, 2009, was not significant to the Company.

Effective January 1, 2008, the Company adopted ASC 820's Codification update for existing fair value measurement requirements related to financial assets and liabilities as well as to nonfinancial assets and liabilities which are re-measured at least annually.

Effective January 1, 2008, the Company adopted ASC 825's, *Financial Instruments*, Codification update which allows an irrevocable election to measure certain financial assets and financial

liabilities at fair value on an instrument-by-instrument basis. Additionally, ASC 825 provides that application of the fair value option must be based on the fair value of an entire financial asset or financial liability and not selected risks inherent in those assets or liabilities. ASC 825 requires that assets and liabilities that are measured at fair value pursuant to the fair value option be reported in the statement of financial condition in a manner that separates those fair values from the carrying amounts of similar assets and liabilities that are measured using another measurement attribute. ASC 825 also provides expanded disclosure requirements regarding the effects of electing the fair value option on the statement of financial condition. The adoption of ASC 825 had no effect on the Company's statement of financial condition.

(k) Accounting Changes Issued but not Currently Effective

In August 2009, the FASB issued Accounting Standards Update No. 2009-05, *Measuring Liabilities at Fair Value* (ASU 09-05). ASU 09-05 updates ASC 820 to clarify that a quoted price for the identical liability, when traded as an asset in an active market, is a Level 1 measurement for that liability when no adjustment to the quoted price is required. ASU 09-05 further amends ASC 820 to provide that if a quoted price for an identical liability does not exist in an active market, the fair value of the liability should be measured using an approach that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Under the updated provisions of ASC 820, for such liabilities, fair value will be measured using either a valuation technique that uses the quoted price of the identical liability when traded as an asset, a valuation technique that uses the quoted price for similar liabilities or similar liabilities when traded as an asset, or another valuation technique that is consistent with the principles of ASC 820. The update to ASC 820 is effective for the first reporting period beginning after the issuance of ASU 09-05. The adoption of the Codification update to ASC 820 will not have a material effect on the Company's statement of condition.

(2) Income Taxes

The Company accounts for the impact of income taxes under the terms of a tax-sharing arrangement with FHN, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate-return basis. The Company computes state taxes at the applicable state tax rate and remits directly to the applicable state authority. The amount of current and deferred taxes payable or refundable is recognized as of the date of the statement of financial condition, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group.

As of December 31, 2009, the Company had deferred tax assets of $695,004 and deferred tax liabilities of $417,621. As of December 31, 2009, $3,107,394 was due from FTBNA for current income taxes and is included in due from FTBNA in the Company's statement of financial condition.

(3) Receivable from and Payable to Customers, Broker/Dealers, and Clearing Organizations

Receivable from and payable to customers and broker/dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions which have yet to reach their settlement date.

The amount receivable from clearing organizations consists of receivables from and deposits with various clearing organizations.

(4) Securities Owned and Securities Sold, not yet Purchased

As of December 31, 2009, securities owned and securities sold short, not yet purchased consist of trading securities at market value as follows:

		Securities owned	Securities sold, not yet purchased
Corporate obligations	$	217,044,414	187,337,120
U.S. government obligations		26,727,406	34,370,096
Equity and other securities		49,239	—
Total	$	243,821,059	221,707,216

(5) Fair Value of Assets and Liabilities

In accordance with ASC 820, the Company groups its assets and liabilities measured at fair value in three levels, based on the markets in which such assets and liabilities are traded and the reliability of the assumptions used to determine fair value. This hierarchy requires the Company to maximize the use of observable market data, when available, and to minimize the use of unobservable inputs when determining fair value. Each fair value measurement is placed into the proper level based on the lowest level of significant input. The levels are:

- Level 1 – Valuation is based upon quoted prices for identical instruments traded in active markets.
- Level 2 – Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.
- Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions reflect our own estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models, and similar techniques.

Fair value of assets and liabilities measured on a recovery basis are as follows:

	December 31, 2009			
	Total	Level 1	Level 2	Level 3
Securities owned	$ 243,821,059	—	243,787,294	33,765
Securities sold, not yet purchased	221,707,216	—	221,707,216	—

The Company did not fair value any assets or liabilities on a nonrecurring basis at December 31, 2009.

(6) Short-Term Borrowings from Third-Party Lenders

The Company has entered into secured short-term borrowing agreements with multiple third-party lenders to serve as funding sources for securities inventory. The interest rate was 0.4625% at December 31, 2009 for such third-party borrowings. As of December 31, 2009, secured borrowings from, and the market values of, the collateral pledged to third parties consisted of the following:

	Secured borrowing	Market value of securities pledged as collateral
Third-party borrowings	$ 5,000,000	5,502,703

(7) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased with agreements to resell transactions. At December 31, 2009, the fair values of this collateral, including accrued interest, were $217,718,106, of which $217,718,106 had been repledged or sold by the Company. The collateral is primarily received from other broker/dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

(8) Off-Balance-Sheet Items

The market and book values of the forward contracts as of December 31, 2009 and the related gain (loss) recognized at December 31, 2009 are as follows:

	Market value	Book value	Gain (loss)
Buys	$ 25,151,502	25,232,986	(81,484)
Sells	15,649,966	15,686,414	36,448
Total			$ (45,036)

The net losses of $45,036 as of December 31, 2009, are included in payable to customers in the Company's statement of financial condition. All forward contracts would be considered Level 2 for purposes of ASC 820.

(9) Transactions with Related Parties

(a) Lines of Credit

The Company has a line of credit with FTBNA, which has a maximum principal balance of $325 million, and which is subject to an annual renewal. The line of credit was renewed on January 1, 2009 with a maturity of December 31, 2009. The Company had no borrowings outstanding under this line of credit at December 31, 2009. Borrowings are payable monthly, including interest at a variable rate equal to the one-month LIBOR plus 0.375% (0.606% as of December 31, 2009). Based on the terms of the related security agreement, collateral of up to 130% of the outstanding principal balance is required to be pledged. The collateral percentage may vary based on the mix of the security inventory. At December 31, 2009, no securities were pledged as collateral since no borrowings were outstanding.

During the year, the Company did not borrow from FHN on its revolving subordinated loan agreement with FHN. This line of credit had a maximum principal balance of $10 million and matured on June 18, 2009. Borrowings mature one year from the date of advances including interest at the prime rate. Borrowings under this agreement were available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings were required for the Company's continued compliance with minimum net capital requirements, they could not be repaid without the prior approval of the FINRA.

(b) Other Related-Party Transactions

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions for a fee payable monthly, pursuant to various administrative services agreements between the Company and FTBNA and FHN.

Certain employees operate under an informal employee-sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on management's discretion.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined benefit pension plan, a contributory savings plan, and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is therefore not available.

Certain employees of the Company also receive nonqualified stock options issued by FHN as part of their aggregate compensation.

(Continued)

From time to time, the Company enters into standard fixed-income securities trades with FTBNA. These transactions are executed and settled in the same manner as if they were arm's length transactions with third parties.

The Company's cash is held in noninterest-bearing checking accounts with FTBNA.

The Company holds cash in a special reserve bank account for exclusive benefit of customers pursuant to FINRA requirements. This account is a noninterest-bearing checking account with FTBNA.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(10) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2009:

Furniture and equipment	$	400,588
Communications and computer equipment		90,465
Leasehold improvements and other fixed assets		359,458
		850,511
Less accumulated depreciation and amortization		(729,180)
	$	121,331

(11) Regulatory Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $1,000,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements pursuant to Rule 15c3-3 of The Securities Exchange Act of 1934 (the Act), as defined. At December 31, 2009, the Company's net capital, as defined, totaled $205,172,044, which was $204,172,044 greater than its required net capital of $1,000,000.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2009, $1,194,576 was required to be segregated. At December 31, 2009, the Company segregated $1,000,000 of cash for the exclusive benefit of customers and on the following business day, January 4, 2010, segregated an additional $244,576 of cash for the exclusive benefit of customers.

(12) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the accompanying statement of financial condition as of December 31, 2009 related to these indemnifications.

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker/dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker/dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2009.

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

The Company, in its capacity as a broker/dealer, is subject to litigation and various claims in the normal course of business, as well as examination by regulatory agencies. On February 16, 2010, an employee of the Company, along with a former employee of the Company, each received a "Wells" notice from the Staff of the United States Securities and Exchange Commission (the SEC) stating that the Staff intends to recommend that the SEC bring enforcement actions for allegedly aiding and abetting a former customer, Sentinel Management Group, Inc. (Sentinel), in violations of the federal securities laws. The subject of the Wells notices is a 2006 year-end securities repurchase transaction entered into by the Company with Sentinel. The Staff has indicated that the Company and one additional employee may also receive Wells notices. A Wells notice by the SEC Staff is neither a formal allegation of wrongdoing nor a determination by the SEC that there has been wrongdoing. A Wells notice generally provides the recipient with an

opportunity to provide his, her, or its perspective to address the Staff's concerns prior to enforcement action being taken by the SEC. The Company is one of several defendants named in civil lawsuits brought by the trustee in bankruptcy for Sentinel. The bankruptcy trustee's claims against the Company, which were first brought in November 2008, include, among others, commercial bribery, aiding and abetting a breach of fiduciary duty by former executives of Sentinel, federal and state securities fraud, negligent misrepresentation, unjust enrichment and fraudulent transfer. The Company believes that it has meritorious defenses to the bankruptcy trustee's claims and is vigorously defending that litigation. Based on current knowledge, and after consultation with counsel, management is of the opinion that loss contingencies related to pending matters should not have a material adverse effect on the financial condition of the Company.



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

FTN Financial Securities, Inc.
845 Crossover Lane
Suite 150
Memphis, Tennessee 38117

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period April 1, 2009 to December 31, 2009, which were agreed to by FTN Financial Securities Corp. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating FTN Financial Securities Corp.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). FTN Financial Securities Corp.'s management is responsible for FTN Financial Securities Corp.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries which included agreement of the amount to the journal entry and the cash disbursement check, noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the FOCUS reports for the periods from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers which included the Form X-17A-5 for the 3 month periods ended December 31, 2009, September 30, 2009 and June 30, 2009, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers which included the Form X-17A-5 for the 3 month periods ended December 31, 2009, September 30, 2009 and June 30, 2009 supporting the adjustments noting no differences; and

5. Compared the amount of payment, and did not note any overpayment applied to the current assessment, with the Form SIPC-7T on which it was originally computed.



We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010



KPMG LLP
Suite 1800
420 20th Street North
Birmingham, AL 35203

Report of Independent Registered Public Accounting Firm Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
FTN Financial Securities Corp:

In planning and performing our audit of the financial statements of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association as of and for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2010



FTN FINANCIAL SECURITIES CORP

(A Wholly Owned Subsidiary of
First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2009

(With Report of Independent Registered Public Accounting Firm Thereon)